FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.
ANNOUNCES
Q2 and YTD FISCAL 2005 RESULTS

Q2 Net loss of $0.01 US per share
Q2 US dollar gross revenue grows 2.5%
YTD Net Income of $0.01 US per share

VANCOUVER, CANADA, October 11, 2005, LEADING BRANDS, INC. (NASDAQ Capital Market: LBIX), North America’s only fully integrated premium beverage company, announces results for the second quarter and the first six months of its fiscal year, both of which ended August 31, 2005.

The Company’s net loss for the second quarter was $158,000 US [$193,000 Cdn] or $0.01 US [$0.01 Cdn] per share, versus a net income of $512,000 US ($682,000 Cdn) or $0.03 US [$0.04 Cdn] per share in the prior fiscal year. Gross revenue for the quarter was $11,395,000 US [$13,929,000 Cdn] versus $11,113,000 US [$14,790,000 Cdn] the prior year, a US dollar increase of 2.5% .

The Company reported net income for the first six months of the year of $142,000 US [$178,000 Cdn] or $0.01 US [$0.01 Cdn] versus a net income of $909,000 US ($1,216,000 Cdn) or $0.06 US [$0.08 Cdn] per share in the first half of the prior fiscal year. Year to date gross revenue was $20,551,000 US [$25,241,000 Cdn] versus $20,495,000 US [$27,443,000 Cdn] the prior year.

The difference in net income, when comparing both the quarter and year to date performance, is directly attributable to increases in sales and marketing costs – including grocery chain slotting fees - totaling $683,000 US [$698,000 Cdn] for the six month period and a one time gain of $667,000 US [$887,000 Cdn] for a contract termination payment received in Q2 of last year. The increased sales and marketing expenses were necessarily invested to support the North American-wide launch of the Company’s TrueBlue® blueberry brand. The Company has adopted a policy of expensing all grocery chain slotting fees over a twelve-month period and those expenses were a material cost in Q2.

The majority of incremental sales and marketing expenses were incurred in the United States as the Company successfully expanded sales there. Consequently, the Company recorded income tax expense of $164,000 US [$200,000 Cdn] in the quarter ($381,000 US [$469,000 Cdn] year to date) in connection with earnings in its Canadian subsidiary.

Leading Brands Chairman and CEO Ralph McRae said: “If you add back our increase in spending on sales and marketing and the one time contract termination gain in Q2 2004, Q2 this year was a much improved financial result over last year. Most importantly, our three-year revenue decline has stopped, and now reversed itself. The investment we made in expanding the distribution of our brands during the first half of this year has resulted in sales growth in Q2 that is accelerating in the first part of Q3. We continue to see rising per store sales of TrueBlue® and our listing base is increasing every month.”

Mr. McRae continued: “It on average takes 12 weeks between the date we obtain the initial approval for chain listing of one of our brands and the date the product becomes available for sale to the consumer. Consequently, sales and marketing expenses will precede by a quarter or so the corresponding increase in revenues. Once the product is on the shelf, we need to bring it to the consumers’ attention. In the early days, that is accomplished by a series of displays, samplings and promotions. That activity does not occur for free. After that we begin to reap the financial benefits of our efforts and investment. Those months are shortly ahead.”

Mr. McRae added: “Year to date EBITDA was $1,146,000 US [$1,412,000 Cdn]. This was contributed to by strong operational performance in our plants and our ability to sustain gross profit margins in the face of rising raw material costs. Our cash flow was principally applied to reduce long term debt and fund increased working capital to support rising sales.”

During the quarter the Company discontinued it’s Pez® 100% Juice™ brand to focus on more successful and profitable products. The Company’s revenues will not be impacted materially from this event and the Company has sufficient financial reserves to deal with the disposition of any remaining inventory.

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Tuesday, October 11, 2005, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1-416-641-6714

The Company will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue™, TREK®, Soy2O™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, Brand X Originals™, Infinity™ Sparkling Mountain Spring Water and Cool Canadian® Mountain Spring Water.

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

We Build Brands™
©2005 Leading Brands, Inc.

This news release is available at www.LBIX.com

(tables follow)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS) AND DEFICIT
(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)

	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
	August 31	August 31	August 31	August 31
	2005	2004	2005	2004

Gross sales	$13,928,616	$14,790,003	$25,241,452	$27,443,515
Less: Discounts, allowances and rebates	(469,988)	(425,017)	(691,046)	(556,736)
Net sales	13,458,628	14,364,986	24,550,406	26,886,779

Expenses (Income)
Cost of sales	9,543,483	10,046,588	16,823,735	18,545,596
Selling, general & administration expenses	3,522,168	3,279,863	6,314,683	5,858,518
Depreciation and amortization	283,708	305,329	566,083	607,504
Interest expense	101,597	99,464	198,832	203,642
Other expense (income)	501	(887,481)	184	(884,965)
Total Expenses	13,451,457	12,843,763	23,903,517	24,330,295

Net income before taxes	7,171	1,521,223	646,889	2,556,484

Income tax – current		-		(405)
Income tax - provision future income tax	(200,418)	(839,233)	(468,917)	(1,339,590)
Net income (loss)	(193,247)	681,990	177,972	1,216,489

Deficit, beginning of period,	(25,675,546)	(26,318,594)	(26,046,765)	(25,735,980)
as previously reported
Adjustment for change in accounting for
stock-based compensation	-	-	-	(1,117,113)
Accumulated deficit, beginning of period,
as restated	(25,675,546)	(26,318,594)	(26,046,765)	(26,853,093)

Deficit, end of period	(25,868,793)	($ 25,636,604)	(25,868,793)	($ 25,636,604)

EARNINGS PER SHARE
Basic	($0.01)	$0.04	$0.01	$0.08
Diluted	($0.01)	$0.04	$0.01	$0.08

Weighted average number of shares outstanding	15,058,439	15,040,169	15,051,754	15,040,169

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS) AND DEFICIT
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)

	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
	August 31	August 31	August 31	August 31
	2005	2004	2005	2004

Gross sales	$11,395,415	$11,112,783	$20,551,158	$20,495,485
Less: Discounts, allowances and rebates	(384,511)	(319,345)	(563,419)	(417,016)
Net sales	11,010,904	10,793,438	19,987,739	20,078,469

Expenses (Income)
Cost of sales	7,807,807	7,548,717	13,699,886	13,850,815
Selling, general & administration expenses	2,881,590	2,464,395	5,141,638	4,376,493
Depreciation and amortization	232,110	229,416	460,643	453,481
Interest expense	83,120	74,734	161,814	151,982
Other expense (income)	410	(666,828)	153	(664,962)
Total Expenses	11,005,037	9,650,434	19,464,134	18,167,809

Net income before taxes	5,867	1,143,004	523,605	1,910,660

Income tax - current	-	-	-	(300)
Income tax – provision future income tax	(163,968)	(630,575)	(381,270)	(1,001,595)
Net income (loss)	(158,101)	512,429	142,335	908,765

Deficit, beginning of period,
as previously reported	(17,434,322)	(17,964,065)	(17,734,758)	(17,524,051)
Adjustment for change in accounting for
stock-based compensation	-	-	-	(836,350)
Accumulated deficit, beginning of period,
as restated	(17,434,322)	(17,964,065)	(17,734,758)	(18,360,401)

Deficit, end of period	($17,592,423)	($ 17,451,636)	($17,592,423)	($ 17,451,636)

EARNINGS PER SHARE
Basic	($0.01)	$0.03	$0.01	$0.06
Diluted	($0.01)	$0.03	$0.01	$0.06
Weighted average number of shares outstanding	15,058,439	15,040,169	15,051,754	15,040,169